MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

April 5, 2013

VIA EDGAR AND E-MAIL

Ms. Ashley Vroman-Lee

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:              Protective Life Insurance Company

Protective Variable Annuity Separate Account

Post-Effective Amendment No. 4 to the Registration Statement on Form N-4

(File Nos. 333-179649 and 811-8108)

Dear Ms. Vroman-Lee:

Protective Life Insurance Company (the “Company”) filed the above-referenced post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933 on February 19, 2013 (the “Amendment”).  On behalf of the Company and the separate account, this letter responds to comments on the Amendment conveyed telephonically by you to me on March 22, 2013.

The paragraphs below provide the Company’s response to each comment raised by the Staff.  For the Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  I have enclosed pages for the filings marked to indicate the changes that we propose to make in response to the Staff’s comments.

1.                                      Comment:  In the introductory paragraph of the Fees and Expenses section on Page 7 of the Prospectus, please include a statement that state premium taxes may also be deducted.

Response:  The Company has added a sentence regarding state premium taxes to the end of the introductory paragraph on Page 7 of the prospectus.

2.                                      Comment:  Please revise Footnote 2 on Page 5 of the Prospectus to state that the transfer fee will be implemented on transfers after the first twelve transfers in a Contract Year.

Response:  The Company does not currently impose a transfer fee even if there are more than twelve transfers in a Contract Year. As stated in Footnote 1, we do reserve the right to charge this fee in the future. We believe that stating we will impose a transfer fee will only confuse Contractowners.

3.                                      Comment:  Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response:  There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the contract.  The Company will be primarily responsible for paying out on any guarantees associated with the contract.

4.                                      Comment:  In the Periodic Fees and Charges table on Page 6 of the Prospectus, the line item descriptions under the Optional Benefit Charges section are cumbersome. Please consider deleting the words “Optional” and “Monthly” from the line item descriptions.

Response:  The Company has deleted the words “Optional” and “Monthly” in these line item descriptions in order to eliminate the redundancy in the line item descriptions.

5.                                      Comment:  On Page 16 of the Prospectus, please consider adding clarification as to what is a “significant age disparity” between spouses which would make joint life coverage under the Protective Income Manager rider inappropriate.

Response:  The Company respectfully declines to specify the age disparity that is “significant” because this is a function of the age at which the rider is purchased, as well as the health of the Covered Persons. The impact of a “significant age disparity” is explained immediately before the statement on Page 16 of the Prospectus and is also set forth in greater detail under the section entitled “Protective Income Manager with RightTime® - Selecting Your Coverage Option” on Page 77 of the Prospectus.

6.                                      Comment:  In the Purchase Payments section on Page 34 and Page 36 of the Prospectus, please add the “good order” requirements into the Prospectus, since the service form isn’t incorporated into the Prospectus.

Response:  Upon further review, the Company has determined to eliminate the phrase “in good order” and simply specify what “in good order” means, i.e., receipt of payment and a completed transaction service form. We have revised the disclosure on Pages 34 and 36 of the Prospectus accordingly.

7.                                      Comment:  In the section entitled “Limitations on frequent transfers, including “market timing” transfers” on Page 38 of the Prospectus, please consider adding disclosure that the Depositor discourages frequent transfers of Contract Value between subaccounts of the Registrant. Please note that design, intend, attempt, and detect do not discourage….

Response:  The Company has added the following statement to the disclosure on Page 38 of the Prospectus:

“We discourage frequent transfers of Contract Value between Sub-Accounts.”

8.                                      Comment:  In the section entitled “SecurePay 6 Rider (available for purchase on or after December 1, 2012)” on Page 57 of the Prospectus, please confirm the date that the SecurePay 6 rider became available.

Response:  This was a typographical error. We have corrected the date to December 10, 2012 and confirm that this is the correct date that the SecurePay 6 Rider became available.

9.                                      Comment:  The disclosure in Footnote 6 on Page 7 and on Page 85 of the Prospectus indicates that the Registrant will provide 30 days’ notice if the Protective Income Manager fee increases. Please confirm supplementally that the notice will be provided.

Response:  The Company confirms that the 30 day notice will be provided in the event that the Protective Income Manager fee is increased.

10.                               Comment:  For clarity, on Page 69 of the Prospectus, please clarify if there is a maximum aggregate nursing home benefit period for Contracts issued prior to May 1, 2013.

Response:  The discussion of SecurePay riders purchased before May 1, 2013 states that the Nursing Home Benefit “continues until the SecurePay rider terminates provided you continue to qualify for the benefit according to the terms of the rider.”  The Company respectfully declines to add disclosure for Contracts issued prior to May 1, 2013, because stating that there is no maximum aggregate nursing home benefit period could confuse Contractholders.

11.                               Comment:  In the example in the section entitled “Determining Your Increased AWA under the SecurePay NH Benefit” on Page 71 of the Prospectus, please clarify, if relevant, which SecurePay rider Elisabeth selected.

Response:  The Company has confirmed that the example on Page 71 of the Prospectus is the same for both SecurePay riders, therefore it is not relevant to specify which SecurePay rider was used in the example.

12.                               Comment:  In the examples on Page 78 of the Prospectus under the “Determining Your Optimal Withdrawal Amount” and on Page 80 under “Reset of the Minimum Optimal

Withdrawal Amount”, please include the Protective Income Manager payment factors applicable to riders purchased before May 1, 2013.

Response:  The Company has added a cross-reference to the Protective Income Manager factors that are provided in Appendix G of the Prospectus.

13.                               Comment:  In the table on Page E-1 of the Prospectus, the fourth assumption states that Joe began making SecurePay withdrawals 13 years after the Rider Issue Date. In the chart below, it appears that SecurePay withdrawals begin 12 years after the Rider Issue Date. Please advise or revise.

Response:  The Company acknowledges that this is a typographical error, and has revised the disclosure on Page E-1 of the Prospectus so that the fourth bullet point assumption uses 12 years instead of 13 years, and the fifth bullet point assumption reads “Because Joe was 67” instead of “Because Joe was 68.”

14.                               Please confirm that all missing information, including all exhibits, will be filed by a post-effective amendment to the registration statement.

Response:  The Company will include all missing information, including all exhibits, in a post-effective amendment to the registration statement.

15.                               Comment:  Please provide Tandy representations with regard to the filing.

Response:  The Company acknowledges that, with respect to the above-referenced filing:

•                  Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•                  The Company, on behalf of the above-referenced separate account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

•                  The Company, on behalf of the above-referenced separate account, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*      *      *

Please do not hesitate to call the undersigned at 205.268.3581 or Fred Bellamy at 202.383.0126 with any questions or comments concerning this response.  We greatly appreciate the Staff’s efforts in assisting the Company with the Amendment.

Very truly yours,

/s/ Max Berueffy

Max Berueffy

cc: Fred Bellamy

5

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time you buy the Contract, take a withdrawal from or surrender the Contract, or transfer amounts among the Sub-Accounts and/or the Guaranteed Account. We may also deduct state premium taxes, if applicable.

OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchase Payments	None
Transfer Fee(1)	$25
SecurePay Medical Evaluation Fee(2)	$300
Premium Tax(3)	3.5%

	L Series	B Series	C Series
Maximum Surrender Charge (as % of amount surrendered)(4)	7%	7%	None

(1)         Protective Life currently does not charge this Transfer Fee, but reserves the right to do so in the future. (See “Charges and Deductions.”)

(2)         This charge is assessed for each Covered Person when there is Joint Coverage under the SecurePay ME feature. Currently, this charge is $150 for Single Coverage and $300 for Joint Coverage. Protective Life generally charges this fee if the Owner has purchased a SecurePay rider, undergoes medical underwriting and accepts an offer by Protective Life to increase the Annual Withdrawal Amount (“AWA”) as a result of its underwriting review. If an Owner requests an increase in the AWA under the SecurePay ME feature more than twice, however, Protective Life will deduct this charge whether or not it determines that the Owner qualifies for an increased AWA and whether or not the Owner begins taking SecurePay Withdrawals at the increased AWA. State variations may apply. See “SecurePay ME®: Increased AWA for Certain Medical Conditions, How to Apply for an Increased AWA” for more information.

(3)         Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a surrender or withdrawal, death or annuitization.

(4)         The surrender charge is based upon cumulative Purchase Payments as of the date each Purchase Payment is applied to the Contract, and decreases over time. The total of surrender charges assessed will not exceed 9% of aggregate Purchase Payments. The surrender charge declines over time. (See “Determining the Surrender Charge.”)

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC FEES AND CHARGES

(other than Fund expenses)

Annual Contract Maintenance Fee(1)	$35

Variable Account Annual Expenses
(as a percentage of average Variable Account value)

	L Series	B Series	C Series
Mortality and Expense Risk Charge	1.50%	1.20%	1.60%
Administration Charge	0.15%	0.10%	0.15%
Total Variable Account Annual Expenses (without the death benefit fee)	1.65%	1.30%	1.75%

Optional Benefit Charges

Maximum Anniversary Value Death Benefit Fee (as an annualized percentage of the death benefit value on each Monthly Anniversary Date, beginning on the 1st Monthly Anniversary Date)(2)	0.20%

Protected Lifetime Income Benefits(3)

SecurePay Fee(4) (as an annualized percentage of the Benefit Base(5) on each Monthly Anniversary Date, beginning with the 1st Monthly Anniversary Date following election of the rider)

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	1.20%	0.60%
Purchase of SecurePay rider under RightTime® Option	1.40%	0.70%

	Maximum	Current
Purchase of SecurePay6 rider at time of Contract Purchase	2.00%	1.20%
Purchase of SecurePay6 rider under RightTime® Option	2.20%	1.30%

	Maximum	For Riders Purchased on or after 8/20/2012	For Riders Purchased Before 8/20/2012
Purchase of SecurePay R72 rider at time of Contract Purchase (no longer available for purchase as of 12/10/12)	2.00%	1.20%	1.00%
Purchase of SecurePay R72 rider under RightTime® Option (no longer available for purchase as of 12/10/12)	2.20%	1.30%	1.10%

Protective Income Manager Fee (as an annualized percentage of Contract Value, beginning with the 1st Monthly Anniversary Date following election of the rider)(6)

	Maximum	For Riders Purchased on or after 12/10/2012	For Riders Purchased Before 12/10/2012
Purchase of the Protective Income Manager rider at time of Contract Purchase	2.00%	1.20%	1.00%
Purchase of the Protective Income Manager rider under RightTime® option	2.20%	1.30%	1.10%

(1)                   We will waive the annual contract maintenance fee if your Contract Value or aggregate Purchase Payments, reduced by surrenders and surrender charges, is $100,000 or more (See “Charges and Deductions.”)

(2)                   There are two death benefits available under the Contract: (1) the Return of Purchase Payments Death Benefit; and (2) the Maximum Anniversary Value Death Benefit. There is no death benefit fee for the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available if you purchase the Protective Income Manager rider. For more information on these death benefit values and fees, and how they are calculated, please see the “DEATH BENEFIT” and “Charges and Deductions, Death Benefit Fee” sections of this prospectus.

(3)                   You may not purchase both the SecurePay rider and the Protective Income Manager rider.

(4)                   We will give you at least 30 days’ notice before any increase in the SecurePay Fee. You may elect not to pay the increase in your SecurePay Fee. If you do, your SecurePay rider will not terminate, but your current Benefit Base will be capped at its then current value. You will continue to be assessed your current SecurePay Fee, however, even though you will have given up the opportunity for any future increases in your SecurePay Benefit Base under any SecurePay rider. See “SecurePay with RightTime® Option” in this prospectus.

accept any Purchase Payment. Under certain circumstances, we may be required by law to reject a Purchase Payment.

Purchase Payments are payable at our Administrative Office. You may make them by check payable to Protective Life Insurance Company or by any other method we deem acceptable. We will process Purchase Payments as of the end of the Valuation Period during which we receive your payment and a completed transaction service form at our Administrative Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. We will process any Purchase Payment received at our Administrative Office after the end of the Valuation Period on the next Valuation Date. Protective Life retains the right to limit the maximum aggregate Purchase Payment that can be made without prior Administrative Office approval. This amount is currently $1,000,000. We may impose conditions for our acceptance of aggregate Purchase Payments greater than $1,000,000 such as limiting the death benefit options that are available under your Contract or your right to purchase a Protected Lifetime Income Benefit rider after the Issue Date under our RightTime option.

Under the current automatic purchase payment plan, you may select a monthly or quarterly payment schedule pursuant to which Purchase Payments will be automatically deducted from a bank account. We currently accept automatic Purchase Payments on the 1st through the 28th day of each month. Each automatic Purchase Payment must be at least $50. You may not allocate payments made through the automatic purchase payment plan to any DCA Account. You may not elect the automatic purchase payment plan and the automatic withdrawal plan simultaneously. (See “Surrenders and Withdrawals”.) Upon notification of the death of any Owner the Company will terminate deductions under the automatic purchase payment plan. The automatic purchase payment plan is not available if you purchase the Protective Income Manager rider. If you select the Protective Income Manager rider under our RightTime® Option, any automatic purchase payment plan in effect will terminate on the Rider Issue Date. See “Protective Income Manager With RightTime® Option.”

We do not always receive your Purchase Payment or your application on the day you send them or give them to your sales representative. In some circumstances, such as when you purchase a Contract in exchange for an existing annuity contract from another company, we may not receive your Purchase Payment from the other company for a substantial period of time after you sign the application and send it to us.

Right to Cancel

You have the right to return the Contract within a certain number of days after you receive it by returning it, along with a written cancellation request, to our Administrative Office or the sales representative who sold it. In the state of Connecticut, non-written requests are also accepted. The number of days, which is at least ten, is determined by state law in the state where the Contract is delivered. Return of the Contract by mail is effective on being post-marked, properly addressed and postage pre-paid. We will treat the returned Contract as if it had never been issued. Where permitted, Protective Life will refund the Contract Value plus any fees deducted from either Purchase Payments or Contract Value. This amount may be more or less than the aggregate amount of your Purchase Payments up to that time. In states requiring the return of Purchase Payments, we will refund the greater of the Contract Value or the Purchase Payment.

For individual retirement annuities and Contracts issued in states where, upon cancellation during the right-to-cancel period, we return at least your Purchase Payments, we reserve the right to allocate all or a portion of your initial Purchase Payment (and any subsequent Purchase Payment made during the right-to-cancel period) that you allocated to the Sub-Accounts to the Oppenheimer Money Fund Sub-Account until the expiration of the right-to-cancel period. Thereafter, we will allocate all Purchase Payments according to your allocation instructions then in effect.

•                  transfer from a Sub-Account and any applicable transfer fee;

•                  payment of a death benefit claim;

•                  application of the Contract Value to an Annuity Option; and

•                  deduction of the monthly death benefit fee, the monthly SecurePay Fee, the monthly Protective Income Manager fee and the annual contract maintenance fee.

Accumulation Units are canceled as of the end of the Valuation Period in which we receive Written Notice of or other instructions regarding the event. Accumulation Units associated with the monthly death benefit fee, the monthly SecurePay Fee, the monthly Protective Income Manager fee and the annual contract maintenance fee are canceled without notice or instruction.

Determination of Accumulation Unit Value

The Accumulation Unit value for each class of Accumulation Units in a Sub-Account at the end of every Valuation Date is the Accumulation Unit value for that class at the end of the previous Valuation Date times the net investment factor.

Net Investment Factor

The net investment factor measures the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the net investment factor reflects the investment performance of the Fund in which the Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

(1)         is the result of:

a.              the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

b.              the per share amount of any dividend or capital gain distributions made by the Funds held in the Sub-Account, if the “ex-dividend” date occurs during the current Valuation Period.

(2)         is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the most recent prior Valuation Period.

(3)         is a factor representing the mortality and expense risk charge and the administration charge for the number of days in the Valuation Period and a charge or credit for any taxes attributed to the investment operations of the Sub-Account, as determined by the Company.

Transfers

Before the Annuity Date, you may instruct us to transfer Contract Value between and among the Investment Options. When we receive your transfer instructions on a completed transaction service form at our Administrative Office, we will allocate the Contract Value you transfer at the next price determined for the Investment Options you indicate. Prices for the Investment Options are determined as of the end of each Valuation Period, which is the close of regular trading on the New York Stock Exchange (generally 3:00 p.m. Central Time). Accordingly, transfer requests received in “good order” at our Administrative Office before the close of regular trading on the New York Stock Exchange are processed at the price determined as of the close of regular trading on the day the requests are received; transfer requests received at our Administrative Office after the close of regular trading on the New York Stock Exchange are processed at the price determined as of the close of regular trading on the next day on which the New York Stock Exchange is open for regular trading. We may defer transfer requests under the same conditions that several years to do so. The limitation on transfers from the Fixed Account does not apply, however, to dollar cost averaging transfers from the Fixed Account.

Limitations on frequent transfers, including “market timing” transfers. Frequent transfers may involve an effort to take advantage of the possibility of a lag between a change in the value of a Fund’s portfolio securities and the reflection of that change in the Fund’s share price. This strategy, sometimes referred to as “market timing,” involves an attempt to buy shares of a Fund at a price that does not reflect the current market value of the portfolio securities of the Fund, and then to realize a profit when the Fund shares are sold the next Valuation Date or thereafter.

When you request a transfer among the Sub-Accounts, your request triggers the purchase and redemption of Fund shares. Frequent transfers cause frequent purchases and redemptions of Fund shares. Frequent purchases and redemptions of Fund shares can cause adverse effects for a Fund, Fund shareholders, the Variable Account, other Owners, beneficiaries, annuitants, or owners of other variable annuity contracts we issue that invest in the Variable Account. Frequent transfers can result in the following adverse effects:

•        Increased brokerage, trading and transaction costs;

•        Disruption of planned investment strategies;

•        Forced and unplanned liquidation and portfolio turnover;

•        Lost opportunity costs; and

•        Large asset swings that decrease the Fund’s ability to provide maximum investment return to all Contract Owners.

In order to try to protect our Owners and the Funds from the potential adverse effects of frequent transfer activity, we have implemented certain market timing policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent frequent, short-term transfer activity that may adversely affect the Funds, Fund shareholders, the Variable Account, other Owners, beneficiaries, annuitants and owners of other variable annuity contracts we issue that invest in the Variable Account. We discourage frequent transfers of Contract Value between Sub-Accounts.

We monitor transfer activity in the Contracts to identify frequent transfer activity in any Contract. Our current Market Timing Procedures are intended to detect transfer activity in which the transfers exceed a certain dollar amount and a certain number of transfers involving the same Sub-Accounts within a specific time period. We regularly review transaction reports in an attempt to identify transfers that exceed our established parameters. We do not include transfers made pursuant to the dollar-cost averaging and portfolio rebalancing programs when monitoring for frequent transfer activity.

When we identify transfer activity exceeding our established parameters in a Contract or group of Contracts that appear to be under common control, we suspend non-written methods of requesting transfers for that Contract or group of Contracts. All transfer requests for the affected Contract or group of Contracts must be made by Written Notice. We notify the affected Owner(s) in writing of these restrictions.

In addition to our Market Timing Procedures, the Funds may have their own market timing policies and restrictions. While we reserve the right to enforce the Funds’ policies and procedures, Owners and other persons with interests under the Contracts should be aware that we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Funds, except that, under SEC rules, we are required to: (1) enter into a written agreement with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the market timing policies established by the Fund.

Some of the Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Fund’s investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially your Benefit Base on that date by the “Maximum Withdrawal Percentage”. Where there is a single Covered Person, the Maximum Withdrawal Percentage under either SecurePay rider is 5.0% and where two spouses are Covered Persons, the Maximum Withdrawal Percentage is 4.5%. Under certain circumstances, we may increase your AWA. See “SecurePay ME®: Increased AWA for Certain Medical Conditions,” “SecurePay NHSM: Increased AWA Because of Confinement in Nursing Home,” and “Required Minimum Distributions.” In no event will the AWA increase once the Contract Value is reduced to zero and an Annuity Date is established. (See “Reduction of Contract Value to Zero.”)

Calculating the Benefit Base Before the Benefit Election Date

The Benefit Base is used to calculate the AWA and determine the SecurePay Fee. As the Benefit Base increases, the AWA and the amount of the SecurePay Fee increase. Your Benefit Base can never be more than $5 million.

Note: The Benefit Base is only used to calculate the AWA and the SecurePay Fee; it is not a cash value, surrender value, or death benefit, it is not available to Owners, it is not a minimum return for any Sub-Account, and it is not a guarantee of any Contract Value.

Under either SecurePay rider, we will determine your initial Benefit Base on the Rider Issue Date. If you purchase a SecurePay rider when you purchase the Contract, the Benefit Base is initially equal to your initial Purchase Payment. If you purchase a SecurePay rider after the Contract has been issued by exercising the RightTime® option, the Benefit Base is initially equal to the Contract Value as of the Rider Issue Date.

Thereafter, we increase the Benefit Base dollar-for-dollar for each Purchase Payment made within 2 years of the Rider Issue Date. We reduce the Benefit Base for each withdrawal from the Contract prior to the Benefit Period in the same proportion that each withdrawal reduces the Contract Value as of the date we process the withdrawal request.

Example: Assume your Benefit Base is $100,000, but because of poor Sub-Account performance your Contract Value has fallen to $90,000. If you make a $9,000 withdrawal, thereby reducing your Contract Value by 10% to $81,000, we would reduce your Benefit Base also by 10%, or $10,000, to $90,000.

On each Contract Anniversary following the Rider Issue Date, we also will increase the Benefit Base to equal the “SecurePay Anniversary Value” if that value is higher than the Benefit Base. On each Contract Anniversary, the “SecurePay Anniversary Value” is equal to your Contract Value on that Contract Anniversary minus any Purchase Payments made two or more years after your Rider Issue Date. If we receive a withdrawal request on a Contract Anniversary, we will deduct the withdrawal from Contract Value before calculating the SecurePay Anniversary Value.

SecurePay 6 Rider (available for purchase on or after December 10, 2012).

If you purchase the SecurePay 6 Rider we may also increase the Benefit Base on each Contract Anniversary. The SecurePay 6 rider is designed to provide for potential increases in your Benefit Base of up to 6.0% each Contract Anniversary during a specified period (“Roll-up Period”), even if your Contract Value has not increased. The SecurePay 6 Rider is available for purchase on or after December 10, 2012, even if you purchased your Contract before that date.

Your Contract Value must be at least 50% (i.e., half) of your Benefit Base to be eligible for an increase in Benefit Base equal to the “roll-up” amount (described below) on any Contract Anniversary during the Roll-up Period.

If we determine that you do not qualify for the increased AWA, you may request a subsequent determination of qualification if one year or more has passed since the previous determination of qualification.

Note: You may not apply for an increased AWA after the Benefit Election Date.

In the case of a Contract with two Owners who are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, a request may be made for a determination regarding an increased AWA for Single Coverage for the older of the spouses or for Joint Coverage for both spouses. If you request Joint Coverage, we will require a medical evaluation of both spouses and we will advise you of our determination with respect to Single and Joint Coverage. The increased AWA will continue for the lives of both spouses.

Note: Although Single Coverage may provide a higher AWA than Joint Coverage, you should consider that Single Coverage terminates upon the death of the Covered Person following the Benefit Election Date.

We will assess a charge for evaluating your request for an increased AWA only if we determine that you qualify for an increased AWA and you elect to begin taking your SecurePay Withdrawals at the increased AWA. However, if you request an increase in AWA under the SecurePay ME feature more than twice, we will deduct the charge from your current Contract Value whether or not we determine that you qualify for an increased AWA and whether or not you begin taking your SecurePay Withdrawals at the increased AWA.

The current fee is $150 for each person designated as a “Covered Person” in the Benefit Election Form, in other words, $150 for Single Coverage and $300 for Joint Coverage if the AWA is increased. Although we may increase this charge, it will not be more than $300 per Covered Person. We will deduct the charge from your current Contract Value when you submit your Benefit Election Form.

Electing to Begin Your SecurePay Withdrawals after a Determination that You are Eligible for an Increased AWA We must receive your Benefit Election Form at our Administrative Office within 6 months after the date we notify you that you are eligible for the increased AWA. If we do not receive this form within this time period, we will not increase your AWA, but you may request a subsequent determination of qualification if one year or more has passed since the previous determination of qualification.

SecurePay NHSM: Increased AWA Because of Confinement in Nursing Home

If you are confined to a nursing home, you may be eligible for an increased Annual Withdrawal Amount (“AWA”) with our SecurePay NHSM (Nursing Home Enhancement) feature. This feature is included at no additional charge with both SecurePay riders.

The SecurePay NH benefit may not be available in all states and may not be available with new contracts in the future. Please check with your financial advisor to determine availability.

What is the SecurePay NH benefit? If you qualify for the SecurePay NH benefit during a contract year, we will double the AWA to which you are currently entitled for that year, not to exceed 10% of your Benefit Base.

Nursing Home Benefit Period.  The Nursing Home Benefit Period is the period of time during which the increased SecurePay withdrawal percentage is used to calculate the Annual Withdrawal Amount. Any Contract Year or portion thereof during which the increased SecurePay withdrawal percentage is used to calculate the Annual Withdrawal Amount will be a full Contract Year for the purpose of determining the Nursing Home Benefit Period.

Maximum Aggregate Nursing Home Benefit Period (for riders purchased on or after May 1, 2013).  If you purchased a SecurePay rider on or after May 1, 2013, the Nursing Home Benefit Period will extend for a maximum of five (5) Contract years in which you qualify for the SecurePay NH benefit or until the SP Rider terminates, whichever occurs first. The qualifying Contract years need not be consecutive.

which time Protected Lifetime Payments under the rider will begin. You may also want to consider the sex of the older Covered Person, as females are more likely to live to age 95 than are males.

•                  Whether the Contract was purchased for use in connection with a Qualified Contract owned by the younger spouse. If the younger spouse is the sole Owner under the Contract, then there may be a desire for the older spouse to receive Protected Lifetime Payments under the rider in the event of the younger spouse’s death. You should discuss these payments as well as the payments you might receive under other Annuity Options under your Contract.

If there is a significant age disparity between you and your spouse, then joint life coverage under the rider may not be appropriate for you. You should discuss this with your financial advisor to ascertain if joint coverage under the Protective Income Manager rider will address your financial needs and be suitable for you.

Allocation Guidelines and Restrictions

In order to maintain the Protective Income Manager rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The Allocation Guidelines and Restrictions are designed to limit our risk under the Protective Income Manager rider. Please see “Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.”

Determining Your Optimal Withdrawal Amount

The Optimal Withdrawal Amount is the maximum amount that you may withdraw from your Contract Value each Contract Year without reducing or eliminating the benefits under the Protective Income Manager rider. We calculate your Optimal Withdrawal Amount each year by multiplying your Contract Value by the “Protective Income Manager Payment Factor.” This factor is based on:

•  the age of the (younger) Covered Person on the Rider Issue Date; and

•  the age of the (younger) Covered Person on the date we calculate the Optimal Withdrawal Amount.

Effective May 1, 2013, the Protective Income Manager Payments Factors changed for Protective Income Manager riders purchased on or after May 1, 2013.

Note:                  So long as you never take an Excess Withdrawal (described below), the amount you may withdraw from your Contract Value each year will never be less than your initial Optimal Withdrawal Amount.

1.                   We determine your initial Optimal Withdrawal Amount as of the Rider Issue Date by multiplying the “Protective Income Manager Payment Factor” (described below) by your Contract Value on that date.

If you purchased your Protective Income Manager rider on or after May 1, 2013, for example, assume there is one Covered Person under the Protective Income Manager rider, a 75-year old who has made an initial Purchase Payment of $100,000. As provided in the Single Life Coverage table in Appendix G, the Protective Income Manager Payment Factor is 0.06100 (because she is 75). We determine the initial Optimal Withdrawal Amount by multiplying the Protective Income Manager Payment Factor by the Contract Value. Therefore, the initial Optimal Withdrawal Amount is $6,100 (0.06100 x $100,000). If you purchased your Protective Income Manager rider before May 1, 2013, the manner in which we determine your initial Optimal Withdrawal Amount is the same, although we would use the payment factors applicable to riders purchased before May 1, 2013. See Appendix G: Protective Income Manager Rider Payment Factors.

If you purchase the Protective Income Manager rider at the time you purchase the Contract and we receive an additional Purchase Payment within the first 120 days, then we will recalculate your initial Optimal Withdrawal Amount on the 120th day following the Contract Issue Date to equal the Protective Income Manager Payment Factor as of the Contract Issue Date multiplied by the total

APPENDIX E

EXAMPLE OF SECUREPAY 6 RIDER

The purpose of the following example is to demonstrate the operation of the SecurePay 6 rider for Contract Owners who purchased the rider. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict performance. There is, of course, no assurance that the Variable Account will experience positive investment performance. The example does not reflect the deduction of fees and charges.

ASSUMPTIONS:

• Joe, 55 years old on the Issue Date

• Purchased SecurePay 6 rider at time of Contract Purchase

• Elected Single Life Coverage

• Began making SecurePay Withdrawals 12 years after the Rider Issue Date

• Because Joe was 67 on the Benefit Election Date, he received the 5% Maximum Withdrawal Percentage

Contract Year	End of Year Attained Age	Roll Up Percentage		Maximum Allowed Withdrawal Percentage	Purchase Payments		Net Withdrawals		Annual Withdrawal Amount		Annual Withdrawal Amount Balance		Excess Withdrawal		Hypothetical Contract Value	SecurePay Anniversary Value		SecurePay Roll-Up Value		End of Year Benefit Base
At issue	55				100,000		N/A				—				100,000	—		100,000	(A)	100,000	(A)
1	56	6%		N/A	50,000	(B)	—				—				153,975	153,975		156,000	(C)	156,000	(D)
2	57	6%		N/A	—		—				—				161,676	161,676		165,360	(E)	165,360	(F)
3	58	6%		N/A	25,000	(G)	—				—				209,964	184,964	(H)	175,282	(I)	184,964	(J)
4	59	6%		N/A	—		—				—				208,164	183,164		196,062		196,062	(K)
5	60	6%		N/A	—		—				—				246,037	221,037		207,826		221,037	(L)
6	61	6%		N/A	15,000		—				—				249,536	209,536		234,299		234,299	(M)
7	62	6%		N/A	—		—				—				289,157	249,157		248,357		249,157	(N)
8	63	6%		N/A	—		10,000	(O)			—				288,172	248,172		255,249	(P)	255,249	(Q)
9	64	6%		N/A	—		—				—				312,085	272,085		270,564		272,085
10	65	6%		N/A	—		—				—				324,517	284,517		288,410		288,410	(R)
11	66	0	%(S)	N/A	—		—				—				313,603	273,603		288,410		288,410
12	67	0%		5%	—		14,421		14,421	(T)	—				329,576	289,576		288,410		289,576
13	68	0%		5%	—		14,479		14,479	(T)	—				333,375	293,375		288,410		293,375
14	69	0%		5%	—		5,000		14,669	(U)	9,669	(U)			359,462	319,462		288,410		319,462	(U)
15	70	0%		5%	—		15,973		15,973	(V)	—				355,423	315,423		288,410		319,462
16	71	0%		5%	—		15,973		15,973	(V)	—				348,558	308,558		288,410		319,462
17	72	0%		5%	—		15,973		15,973	(V)	—				334,053	294,053		288,410		319,462
18	73	0%		5%	—		50,000		15,973	(W)	—		34,027	(X)	248,981	208,981		257,557		285,287	(X)

(A)                 The initial Benefit Base is equal to the initial Purchase Payment of $100,000

(B)                  The $50,000 Purchase Payment is added to the current Benefit Base of $100,000. The new Benefit Base is $150,000. Keep in mind Purchase Payments made more than two years after the date the SecurePay Rider is issued (the Rider Effective Date) will not be included in the calculation of the Benefit Base.

(C)                  The SecurePay Roll-Up Value is equal to the most recently calculated Benefit Base ($150,000) plus 6% of the Benefit Base on the previous contract anniversary (6% of $100,000).

(D)                 The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the SecurePay Anniversary Value, and the SecurePay Roll-Up Value (max of $150,000, $153,975, and $156,000, respectively).

E-1